UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A12B/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PEMBINA PIPELINE CORPORATION

(Exact name of Registrant as specified in its charter)

Alberta, Canada (State or other jurisdiction of in Company or organization)	Not applicable (I.R.S. Employer Identification No.)

3800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada (Address of principal executive offices)	T2P 1G1 (Zip Code)

DL Services Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
(206) 903-8800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Title of each class to be so registered Rights to Purchase common shares, no par value	Name of each exchange on which each class is to be registered New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box ☐

Securities Act registration file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

EXPLANATORY NOTE

This Form 8-A/A is being filed in order to amend and restate in its entirety the Registration Statement on Form 8-A filed by Pembina Pipeline Corporation (“Pembina”) with the Securities and Exchange Commission on May 31, 2012.

Item 1. Description of Securities to be registered

Background

On March 4, 2010, the board of directors (the “Board”) of Pembina approved the entering into of a Shareholder Rights Plan Agreement, dated effective as of October 1, 2010, between Pembina and Computershare Trust Company of Canada, as rights agent (the “Original Rights Agreement”), which agreement contained the terms of a shareholder rights plan applicable to Pembina’s shareholders (the “Original Rights Plan”).  The Original Rights Plan was approved by the holders of trust units of Pembina Pipeline Income Fund (a predecessor of Pembina) on May 7, 2010.

On March 21, 2013, the Board approved the entering into of an Amended and Restated Shareholder Rights Plan Agreement (the “Rights Agreement”) between Pembina and Computershare Trust Company of Canada, as rights agent, to be effective immediately upon receipt of approval by the shareholders of Pembina, which agreement contained the terms of an amended and restated shareholder rights plan applicable to Pembina’s shareholders (the “Rights Plan”).  The Rights Plan was approved by the holders of common shares of Pembina on May 10, 2013.

Summary of the Rights Agreement

The following is a brief summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Agreement, which has been filed herewith as an Exhibit and incorporated by reference herein.  This summary description of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.  All capitalized terms used but not defined herein are defined in the Rights Agreement.

Term

Notwithstanding the amendment and restatement of the Original Rights Agreement as of May 10, 2013, the Rights Plan was effective as of October 1, 2010 (the "Effective Date"), and will expire at the end of the annual meeting of shareholders of Pembina to be held in 2016, subject to earlier termination or expiration of the Rights (as defined below) as set out in the Rights Plan.  In particular, if the requisite shareholder approval is obtained to continue the Rights Plan at the annual meeting of Pembina’s shareholders in 2016 and at every third annual meeting thereafter, the Rights Plan will continue in effect until the end of any such shareholder meeting where the requisite approval is not obtained or the Rights Plan is otherwise terminated in accordance with its terms.

Issuance of Rights

Pursuant to the Rights Plan, on March 4, 2010, the Board authorized the issuance on the Effective Date of (i) one right (a "Right") in respect of each common share outstanding at the close of business on such date and (ii) one Right in respect of each common share issued after the such effective date and prior to the earlier of the Separation Time (as hereinafter defined) and the time at which the Rights expire and terminate.  For purposes of this description, the term "common shares" includes both the common shares, no par value, of Pembina and any other securities of Pembina into which such common shares may be subdivided, reclassified or changed from time to time.  As of the date hereof, the only "common shares" outstanding are the outstanding common shares of Pembina.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per common share until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights.  The issuance of the Rights will not change the manner in which shareholders currently trade their common shares, and is not intended to interfere with Pembina’s ability to undertake equity offerings in the future.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued after the Effective Date.  Rights are also attached to common shares (and trust units of Pembina Pipeline Income Fund) that were outstanding on the Effective Date, although share certificates and trust unit certificates issued prior to the Effective Date do not (and need not) bear such a legend.  Shareholders are not required to return their certificates in order to have the benefit of the Rights.  Prior to the Separation Time, Rights will trade together with Pembina’s common shares and will not be exercisable or transferable separately from common shares.  From and after the Separation Time and prior to the expiration time of the Rights, the Rights will be transferable separately from the common shares, and will be evidenced by separate certificates or other written acknowledgement ("Rights Certificates").

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated common shares at the "Separation Time", which is the close of business on the tenth trading day after the earliest of:

(a)
the date of public announcement that a person has become an "Acquiring Person", which is generally a person who acquires beneficial ownership (within the meaning of the Rights Agreement) of 20% or more of the outstanding common shares other than through certain types of acquisitions specified in the Rights Agreement;

(b)
the date of commencement of, or the first public announcement of an intention of any person (other than Pembina or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid for so long as such takeover bid continues to meet the requirements of a Permitted Bid) where the common shares subject to the bid, together with the common share into which any securities subject to the bid are convertible and the common shares beneficially owned by that person would constitute 20% of more of the outstanding common shares;

(c)	the date upon which a Permitted Bid ceases to qualify as such; and

(d)	such later time as the Board may determine.

Promptly following the Separation Time, separate Rights Certificates will be mailed to the holders of record of the common shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one common share at an initial "Exercise Price" equal to three times the "Market Price" at the Separation Time.  The Market Price is defined as the average of the daily closing prices per common share on each of the 20 consecutive trading days (as such term is used in the Rights Agreement) through and including the trading day immediately preceding the Separation Time.  For purposes of this determination, the closing price per common share on any date is:

(a)
the closing board lot sale price or, if that price is not available, the average of the closing bid and asked prices for the common shares as reported by the principal Canadian stock exchange on which the common shares are listed or admitted to trading, or if for any reason neither of those prices is available on that day or the common shares are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if that price is not available, the average of the closing bid and asked price, for the common shares as reported by such other securities exchange or national securities quotation system on which the common shares are listed or admitted for trading on which the largest number of common shares were traded during the most recently completed calendar year;

(b)
if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange or on a national securities quotation system, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board); or

(c)
if the securities are not listed or admitted to trading as contemplated in clause (a) or (b) above, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities.

If, for any reason, none of such prices is available on such date, the closing price per common share on such date means the fair value per common share on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per common share.  The Market Price will be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive trading day period in question in United States dollars, the amount will be translated into Canadian dollars on such date at the Canadian dollar equivalent thereof, as determined in accordance with the Rights Agreement.

Following a transaction which results in a person becomes an Acquiring Person (a "Flip-In Event") and as to which the Board has not waived the application of the Rights Plan pursuant to the terms thereof, the Rights entitle the holder thereof to receive, upon exercise, such number of common shares that have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price (subject to adjustment in accordance with the provisions of the Rights Agreement).  In such event, however, any Rights beneficially owned by an Acquiring Person (or any of its affiliates, associates and joint actors), or, in certain circumstances, a transferee of any such person, will be null and void.  A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire common shares without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid.

The requirements of a "Permitted Bid" include the following:

●	the takeover bid must be made by means of a takeover bid circular;

●	the takeover bid is made to all holders of common shares on the books of Pembina, other than the offeror;

●
no common shares are taken up or paid for pursuant to the takeover bid unless, as of the close of business on the date on which common shares may be taken up and paid for under the takeover bid, more than 50% of the common shares held by Independent Shareholders (as such term is defined below) shall have been deposited pursuant to the takeover bid and not withdrawn;

●	no common shares are taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is no earlier than 60 days following the date of the takeover bid;

●
common shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which common shares may be taken up and paid for, and any common shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

●
if on the date on which common shares may be taken up and paid for under the takeover bid, more than 50% of the common shares held by Independent Shareholders have been deposited to the takeover bid and not withdrawn, the offeror makes a public announcement of that fact and the takeover bid is extended to remain open for deposits and tenders of common shares for not less than 10 business days from the date of such public announcement.

For purposes of the foregoing, an “Independent Shareholder” is any holder of common shares, other than:

(a)           any Acquiring Person;

(b)           any person that is making or has announced a current intention to make a takeover bid for common shares, subject to certain exceptions contained in the Rights Agreement;

(c)           certain affiliates and associates of such Acquiring Person or person referred to in clause (b) above;

(d)           any person acting jointly or in concert with such Acquiring Person or person referred to in clause (b) above; and

(e)           any trustee of any employee benefit plan, common share purchase plan, deferred profit sharing plan, or any similar plan or trust for the benefit of employees of Pembina or any of its subsidiaries, unless the beneficiaries of the plan or trust direct the manner in which the common shares are to be voted or direct whether the common shares are to be tendered to a take-over bid.

The Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid, except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).  A Competing Permitted Bid is considered a Permitted Bid for the purposes of the Rights Plan.

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a shareholder or holder of convertible securities pursuant to which the shareholder or holder of convertible securities agrees to deposit or tender common shares and/or convertible securities to a takeover bid (the "Lock-Up Bid") made by that person, provided that the agreement meets certain requirements, including that:

(a)
the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

(b)
the holder who has agreed to tender common shares and/or convertible securities to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such common shares and/or convertible securities, in order to tender common shares and/or convertible securities to another takeover bid or transaction where the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per common share and/or convertible securities at which the holder has agreed to deposit or tender common shares and/or convertible securities to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per common share and/or convertible securities at which the holder has agreed to deposit or tender common shares and/or convertible securities under the Lock-Up Bid; and

(c)
no break-up fees, top-up fees, penalties, expenses or other amounts that exceed in the aggregate the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-Up Bid and (ii) 50% of the increase in consideration resulting from another takeover bid or transaction, shall be payable by the locked-up holder if the holder fails to deposit or tender common shares and/or convertible securities to the Lock-Up Bid, withdraws common shares and/or convertible securities previously tendered thereto, or supports another transaction.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a takeover bid by way of a takeover bid circular sent to all holders of common shares.  In such circumstances, the Board may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan, provided that the Flip-in Event would occur by reason of a takeover bid made by means of a takeover bid sent to all holders of common shares.  Any waiver of the application of the Rights Plan in respect of a particular takeover bid will also constitute a waiver of the Rights Plan in respect of any other formal takeover bid that is made while the initial takeover bid is outstanding.

The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding common shares such that at the time of the waiver, such person is not an Acquiring Person.

With shareholder approval, the Board may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

Rights are deemed to be redeemed following completion of a Permitted Bid or any other takeover bid in respect of which the Board has waived the application of the Rights Plan.  The Board may, with shareholder approval, at any time prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a redemption price of $0.0001 per Right.

Protection Against Dilution

The Exercise Price, the number and nature of securities that may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends or subdivisions, consolidations, reclassifications or other changes in the outstanding common shares, pro rata distributions to holders of common shares and other circumstances where adjustments are requirement to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Government of Canada or any Province thereof acquiring greater than 20% of the outstanding common shares are effectively exempted from triggering a Flip-in Event, provided they are not, and have not announced an intention to, in fact making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the Board

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of Pembina.  The Board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendment

Pembina, upon approval of the Board, may make amendments to the Rights Agreement at any time to correct any clerical or typographical error, may make amendments that are required to maintain the validity of the Rights Plan due to changes in any applicable legislation, regulations or rules.  Pembina may, upon approval by the Board and shareholders, supplement, amend, vary, rescind or delete any of the provisions of the Rights Agreement and the Rights.

Item 2.                                Exhibits

See the Exhibit Index hereto.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on May 29, 2013.

PEMBINA PIPELINE CORPORATION
By:	/s/ Jennifer A. Harker
Name: Jennifer A. Harker Title: Corporate Secretary and Senior Legal Counsel

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1
Amended and Restated Shareholder Rights Plan Agreement, dated effective as of May 10, 2013, between Pembina Pipeline Corporation and Computershare Trust Company of Canada, as rights agent (incorporated by reference to Exhibit 99.1 to the applicable Report on Form 6-K furnished by Pembina Pipeline Corporation on May 14, 2013 (File No. 1-35563)).

2.2	Form of Rights Certificate (included as part of Exhibit 2.1 hereto).